Filed by Newfield Exploration Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Newfield Exploration Company

Commission File No. 001-12534

Date: January 10, 2019

Team Newfield,

Happy New Year! I want you to know the integration efforts for our merger with Encana are progressing very well and we are moving toward the expected closing of this important transaction in mid-February.

Since we announced the proposed merger at the beginning of November, crude oil prices have declined and E&P equity valuations industry-wide are seeing record lows. Our leadership team and board of directors believe this volatility will continue and may increase over time. I want to assure you we have confidence that the combined company’s multi-basin portfolio and enhanced free cash flow generation will enable us to more effectively navigate volatility risks and the merger will unlock significant value synergies—validating the rationale behind the merger.

Today, I would like to provide you with some important information. I realize I probably will not be able to address every question you may have, but you can expect additional communications to come over the next several weeks. We are committed to sharing any information we have with you as quickly as possible. Included within this note, you will find some news on leadership announcements as well as a few upcoming dates as we head toward the finish line of the merger.

Although we are operating as separate organizations, our integration team, with the help of many others, has been working hard to ensure Encana has everything it needs to be successful. I appreciate all that you have done to ensure Newfield is continuing to execute at a high level. Earlier this week, we issued an external release on our fourth quarter production and year-end proved reserves. You can find the updated filing stating our results on our external website. This was a great report. We announced our fourth quarter production would likely be at the high end of our external guidance ranges. We expect to add approximately 100 MMBOE to our proved reserves, and expect to end 2018 with total company reserves of approximately 780 MMBOE— up 15% over last year.

Encana is still in the early days of defining the new organization and many decisions have not yet been made. Although we expect additional leadership positions will be determined in the coming weeks, here are some key initial appointments that will take effect following the closing of the transaction.

•

Matt Vezza has accepted the position of vice president and general manager, operations, within Encana’s new organization. He will be responsible for leading the development of the STACK/SCOOP assets. Matt has been with Newfield since 2012—currently managing our assets in the Uinta, Williston, SCOOP and Arkoma. Matt joined Newfield after 16 years with Marathon.

•	Byron Gale, an existing Encana leader, has agreed to become vice president and general manager, operations, for the Arkoma, Uinta, Williston and China assets. Byron is currently Encana’s chief reservoir engineer—in charge of their corporate reserves group and serves as interim head of Encana’s environment, health and safety team (EH&S).

•

Mike Pontiff has accepted the position of vice president, EH&S, and will replace Byron in that role. Mike has been with Newfield for 15 years and currently oversees our safety, environmental and regulatory compliance team. Prior to joining Newfield, Mike spent 23 years with El Paso / Sonat.

In addition, Encana has announced plans to manage all of Newfield’s existing assets from our current location in The Woodlands. In regards to our field operations, there are no plans for any significant near-term changes to our field personnel or operating structure.

We do not anticipate any other leadership or staffing announcements to occur before the closing of this transaction, and Encana plans to provide additional clarity on the organizational structure and staffing immediately after closing.

I realize you will have many questions regarding the future. Until both parties achieve equity holder approval and the deal has officially closed, much of the information you would like to have today will not be available until after the transaction is final. This much I can tell you, after closing, Encana will provide you with further clarity of your status, as your position will be designated within one of the following groups:

1.	A continuing position in the combined organization.

2.	A transition position that will be required for a limited time after closing.

3.	A position that will not be retained.

Additionally,

•

We performed well in 2018 and your performance will be recognized accordingly. We expect to pay our year-end 2018 bonuses with the closing of the merger transaction (as close to Valentine’s Day as we can manage!).

•

As we continue to prepare for the coming transition, I especially want to ask you to maintain your focus on execution, safety and excellence. It is essential we continue to execute and sustain momentum.

•

Our stockholder meeting and the vote to approve this transaction is scheduled for February 12, 2019. Please remember to vote your shares and know that your senior leadership team and Board of Directors unanimously support this important transaction. Your vote will count. You will have the option to vote online, by phone or through the mail prior to the meeting. Please see “Important Additional Information Regarding the Transaction Will Be Filed with the SEC” below regarding where you can find more information on the transaction, the stockholder meeting and how to vote your shares.

As a last note, know that integration-related communications with Encana must be coordinated through Newfield’s integration team. What does this mean?

•	Any requests for meetings and information exchanges, or sharing of data and information must be reviewed and approved by Newfield.

•	Discuss any of these requests with your manager or a member of the integration team before proceeding.

•

If you receive contact from anyone at Encana that has not been routed through the integration teams, again contact your manager or a member of Newfield’s integration team for guidance before responding.

Finally, keep in mind that Newfield’s Code of Conduct continues to apply. We trust all employees will continue to maintain the highest ethical standards and comply with all applicable legal requirements when conducting Newfield business. Among other things, the Code describes our obligations to protect all company-owned information. Our trade secret and confidential materials include all nonpublic information that might be of use to our competitors or that might be harmful to Newfield, its successors or others with whom it does business, if disclosed. This information and data is Newfield’s property, regardless of its form or location. If you have questions about whether information is proprietary, trade secret or confidential, talk with your manager. We will continue to hold every employee accountable for compliance with the Code.

Soon, we plan to share some frequently asked questions and responses with you on Connections. We will do our best to provide you with as much information as we can through the FAQs.

Please do not hesitate to reach out to me with additional questions or if I can be of assistance to you. Thanks for your patience, your ongoing contributions to our business success and your continued support of Newfield and its shareholders.

Lee

FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements.

The words “may,” “forecast,” “outlook,” “could,” “budget,” “objectives,” “strategy,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “prospective,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “guidance,” “may increase”, “may fluctuate”, “potential” or other similar expressions are intended to identify forward-looking statements. Other than historical facts included in this communication, all information and statements, including but not limited to information regarding certain plans, expectations, goals, projections and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction, planned capital expenditures, estimated reserves, estimated production targets and commodity mix, estimated pre-tax wellhead rates of return, estimated future operating costs and other expenses and other financial measures, estimated future tax rates, drilling and development plans, the timing of production, and other plans and objectives for future operations, are forward-looking statements. Although, as of the date of this communication, Newfield Exploration Company (the “Company” or “Newfield”) believes that these expectations are reasonable, this information is based upon assumptions and anticipated results that are subject to numerous uncertainties and risks, some of which are beyond Newfield’s control and are difficult to predict. No assurance can be given that such expectations will prove to have been correct.

Actual results may vary significantly from those anticipated due to many factors, including but not limited to commodity prices and our ability to hedge commodity prices; drilling results; changes in commodity mix; accessibility to economic transportation modes and processing facilities; our liquidity and the availability of capital resources; operating risks, failures and hazards; industry conditions; governmental regulations in the areas in which we operate, including water regulations; financial counterparty risks; the prices of goods and services; the availability of drilling rigs and other oilfield services; our ability to monetize assets and repay or refinance our existing indebtedness; labor conditions; severe weather conditions; new regulations or changes in tax or environmental legislation; environmental liabilities not covered by indemnity or insurance; legislation or regulatory initiatives intended to address seismic activity or induced seismicity; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received; other changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the proposed transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of Encana Corporation (“Encana”) to complete the acquisition and integration of the Company successfully; litigation relating to the proposed transaction; and other factors that may affect the future results of the Company or Encana.

Please see Newfield’s 2017 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other subsequent public filings, all filed with the U.S. Securities and Exchange Commission (“SEC”), for a discussion of other factors that may cause actual results to vary. Unpredictable or unknown factors not discussed herein or in Newfield’s SEC filings could also have material adverse effects on Newfield’s actual results as compared to its anticipated results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this communication and are not guarantees of performance. Unless legally required, Newfield undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION REGARDING THE TRANSACTION HAS BEEN FILED WITH THE SEC

In connection with the proposed transaction, Encana has filed a registration on Form S-4 that includes a joint proxy statement of the Company and Encana. The definitive joint proxy statement/prospectus has been sent to the stockholders of the Company and Encana. Encana and the Company may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement and any registration statement/prospectus, as applicable, will be sent to security holders of the Company in connection with the Company’s stockholders meetings. Investors and security holders may obtain a free copy of the joint proxy statement (when available), any registration statement/prospectus, and other relevant documents filed by the Company with the Securities and Exchange Commission (“SEC”) from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement, any registration statement/prospectus, and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, Newfield Exploration Company, 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.newfield.com.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2018 Annual Meeting of Stockholders, as filed with the SEC on March 29, 2018 and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the joint proxy statement, any registration statement and other relevant documents regarding the transaction, which have been filed with the SEC.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.